Rhône Group Advisors L.L.C.
(A Wholly-owned Subsidiary of Rhône Group L.L.C.)
(SEC I.D. No. 8-53003)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53003

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/22_____ AND ENDING _____12/31/22_____
_____MM/DD/YY_____MM/DD/YY___

A.	REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Rhône Group Advisors LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐   Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
630 Fifth Avenue, Suite 3110
_____
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Zagrodzky	(212)-218-6778	Zagrodzky@RhoneGroup.Com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Deloitte & Touche LLP

_____
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if	
applicable)			

FOR OFFICIAL USE
ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable. **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, M. Allison Steiner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rhone Group Advisors LLC (the "Company"), as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Notary Public

Signature:



Title: Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of Changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rhône Group Advisors L.L.C.

Statement of Financial Condition

As of December 31, 2022

Contents

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Rhône Group L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 23, 2023

We have served as the Company's auditor since 2009


Rhône Group Advisors L.L.C.

Statement of Financial Condition

As of December 31, 2022


Assets		
Cash and cash equivalents	$	349,693
Prepaid expenses		18,455
Total assets	$	368,148
Liabilities		
Accounts payable and accrued expenses	$	38,500
Due to Parent		818
Total liabilities		39,318
Member's equity		328,830
Total liabilities and member's equity	$	368,148

See accompanying notes to these Financial Statements.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000, and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with National Association of Securities Dealers on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Cash and Cash Equivalents

The Company considers all demand deposits with banks with original maturities of up to three months to be cash and cash equivalents. The cash equivalents are invested in a money market fund. The money market fund is valued using the published net asset value ("NAV"), and is redeemable daily.

Prepaid Expenses

Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company follows Fair Value Measurements and Disclosures Topic 820 of the FASB Codification ("ASC 820"). Under ASC 820, the Company is required to characterize its financial assets as Level I, Level II or Level III based upon the various inputs or methodologies used to value the financial assets. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level I – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

- Level II – Observable inputs, other than quoted prices included in Level I, for the assets or liabilities or prices for similar assets and liabilities.

- Level III – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

Substantially all of the financial assets and liabilities such as cash and cash equivalents, are recorded at fair value or carrying amounts that approximate fair value as a result of the short term to maturity of the instruments.

Cash and cash equivalents include investments in highly liquid securities such as money market funds. At December 31, 2022, cash and cash equivalents includes $190,709 in a non-interest bearing account and an investment in a JP Morgan Treasury Plus Money Market Fund totaling $158,984, which was measured using a Level I input. Total cash and cash equivalents at December 31, 2022 are $349,963.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2022 that are not measured at fair value in the Company's consolidated statement of financial condition.

			Fair Value Measurements		
	Fair Value	Carrying Value	Level I	Level II	Level III
Cash Equivalents	$ 158,984	$ 158,984	$ 158,984	-	-

3. Income Taxes

Federal, state and local income taxes have not been assessed on the profits, if any, of the Company as members of Group are individually liable for their own tax payments.

The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. No provision for federal or state and local income taxes has been made since the Parent is responsible for any income taxes associated with such income. Parent is the owner and may be liable for New York City Unincorporated Business Tax ("UBT"). Parent records any corresponding tax benefit or liability on its consolidated financial statement. During the year ended December 31, 2022, losses were generated by the Company, creating a UBT deferred tax benefit for the Parent. This benefit will offset current or future years UBT of the Parent.

Based on its analysis, the Parent has determined that the Company does not have any uncertain tax positions that require recognition or measurement in the Company's Statement of Financial Condition.

4. Related Party Transactions

The Company entered into a service agreement with Group on December 1, 2003. Under the service agreement the Company agreed to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which the Company had indirectly derived benefit. On August 1, 2011, the service agreement was amended, and Group elected to forego the expense reimbursement payments due in the future and instead will make a capital contribution to the Company equal to the allocable expenses from Parent. Such contributions are made to the Company through the settlement of the intercompany accounts associated with the expenses allocated to the Company. In addition to such contributions, the Parent contributed $236,409 of capital to the Company during the year ended December 31, 2022 of which $200,000 were cash and contributions and $36,409 related to forgiveness of Due to Parent balance.

The Service Agreement may be terminated by either party upon five business days prior written notice to the other party.

The Company recorded a liability due to Parent of $818 as of December 31, 2022 which relates to expenses directly attributable to the Company which were paid on behalf of the Company by the Parent. During the year ended December 31, 2022, $36,409 of amounts Due to Parent was forgiven.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2022, the Company had net capital of $303,381 which was $203,381 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

6. Other Events

The impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially adversely affected.

7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date of issuance of this financial statement and has determined that there were not subsequent events requiring recognition or disclosure in the financial statement.